Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts“ in this Registration Statement (Form S–3) and related Prospectus of Athersys, Inc. for the registration of 5,685,000 shares of common stock or shares of common stock issuable upon exercise of warrants issued to the selling stockholders in connection with private placements completed on September 22, 2022 and April 18, 2023 and to the incorporation by reference therein of our report dated March 31, 2023, with respect to the consolidated financial statements of Athersys, Inc., included in its Annual Report (Form 10–K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

May 26, 2023